

February 14, 2025

Yujie Chen
Chief Executive Officer
Grande Group Limited
Suite 2701, 27/F., Tower 1
Admiralty Center, 18 Harcourt Road
Admiralty, Hong Kong

> **Re: Grande Group Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 30, 2025**
> **File No. 333-283705**

Dear Yujie Chen:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 30, 2024 letter.

Amendment No. 1 to Form F-1

Cover Page

1. We note your response to comment 3 in our letter dated October 25, 2024 and the revised disclosure on the Cover Page and elsewhere regarding various Chinese regulations. You state on page 12 that you are not currently required to obtain any permission or approval from the Mainland China authorities, including the CSRC and CAC, to operate your business. We also note your response to prior comment 1 and the updated disclosure regarding the increased number of clients in Mainland China. Please revise to clarify the extent to which any Chinese regulations apply to you, your subsidiaries or affiliates. As non-exclusive examples:

February 14, 2025
Page 2

- Please reconcile the statements indicating that you are not subject to regulation by PRC authorities with the fact that a significant number of your clients have been in Mainland China over the last few periods, as disclosed in your revised Cover Page. In this regard, it is unclear whether you maintain a physical presence in China. Even without a physical presence, it is unclear whether, and if so how, you are able to conduct activities in the regulated financial markets with PRC customers without being subject to oversight;

- We note the statement on page 12 that the Operating Subsidiary has collected and stored personal information of a number of Mainland China individuals and acquired their consents. Please revise Regulations beginning on page 94 to address the extent to which China has regulations or policies that could be deemed by their authorities as covering the acquisition of clients for the financial and other services you provide. In this regard, revise Business to clarify how you acquire and maintain clients in Mainland China. For example, advise whether you maintain an internet presence in China or engage in marketing activities in China;

- We note that you engage in regulated activities, including Type 1 (dealing in securities) and Type 6 (advising on corporate finance). With a view to clarifying disclosure in Business and Risk Factors, advise us whether these regulated activities create a risk that you may be deemed to be involved in activities that require permissions, licensing, consent or other action in order to solicit and engage in activities involving entities or individuals from Mainland China; and

- With a view to clarifying disclosure in Business and Risk Factors, advise us whether, and if so, how you engage in cross-border transfers of Chinese or other currency with Mainland China clients.

Please contact Victor Cecco at 202-551-2064 or Lory Empie at 202-551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Yuning "Grace" Bai